UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-1004

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the one-day period of December 31, 2004 and the fiscal year ended December 30, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___to ___

Commission File Number: 1-15827

VISTEON INVESTMENT PLAN

(Full title of the plan)

Visteon Corporation
One Village Center Drive, Van Buren Township, Michigan 48111
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

(800) VISTEON
(Registrant’s telephone number,
including area code)

VISTEON INVESTMENT PLAN

CONTENTS

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Plan Benefits	3
Statements of Changes in Net Assets Available for Plan Benefits	4
NOTES TO FINANCIAL STATEMENTS	5
SUPPLEMENTAL SCHEDULES:
Schedules of Assets Held for Investment Purposes	14
EXHIBITS:
Exhibit 23 — Consents of Independent Registered Public Accounting Firms

Consent of Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 9, 2005

To the Participants and Plan Administrator
Visteon Investment Plan
Van Buren Township, Michigan

We have audited the accompanying statements of net assets available for plan benefits of the Visteon Investment Plan (the “Plan”) as of December 31 and December 30, 2004, and the related statements of changes in net assets available for plan benefits for the one-day period of December 31, 2004 and the year ended December 30, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned 2004 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31 and December 30, 2004, and the changes in net assets available for benefits for the one-day period of December 31, 2004 and the year ended December 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31 and December 30, 2004 are presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, and are not a required part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ George Johnson & Company
CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Visteon Investment Plan:

In our opinion, the accompanying statement of net assets available for benefits as of December 30, 2003 presents fairly, in all material respects, the net assets available for benefits of the Visteon Investment Plan at December 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Detroit, Michigan
June 25, 2004

VISTEON INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31 and 30, 2004 and December 30, 2003

		DECEMBER 30
	DECEMBER
	31, 2004	2004	2003
ASSETS:
Participant-directed investments:
Interest in Visteon Corporation Master Trust investment accounts (Note E)	$438,446,692	$438,313,919	$361,345,406
Participant loans receivable	10,077,737	10,082,371	7,174,547

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$448,524,429	$448,396,290	$368,519,953

See notes to financial statements.

VISTEON INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the One-Day Period of December 31, 2004
and the Year Ended December 30, 2004

	Participant-Directed Investments
	December	December
	31, 2004	30, 2004
ADDITIONS:
Investment income:
Net investment income allocated from Visteon Corporation Master Trust	$215,445	$36,842,289
Interest income on participant loans receivable	126	403,088

Total Investment Income	215,571	37,245,377
Employee contributions	-0-	62,167,294
Transfers in and rollovers from other plans	-0-	1,655,030

TOTAL ADDITIONS	215,571	101,067,701

DEDUCTIONS:
Plan benefits	87,432	21,176,549
Administrative expenses	-0-	14,815

TOTAL DEDUCTIONS	87,432	21,191,364

NET ADDITIONS	128,139	79,876,337

Net Assets Available for Plan Benefits, Beginning of Period	448,396,290	368,519,953

NET ASSETS AVAILABLE FOR PLAN BENEFITS, END OF PERIOD	$448,524,429	$448,396,290

See notes to financial statements.

VISTEON INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31 and 30, 2004 and December 30, 2003

NOTE A — DESCRIPTION OF THE PLAN

General

The following brief description of the Visteon Investment Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document and amendments for more details regarding the Plan.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established to encourage and facilitate systematic savings and investment by eligible salaried employees of Visteon Corporation (“Visteon”) and to provide them with an opportunity to become stockholders of Visteon. The Plan includes provisions for voting shares of Visteon stock.

The Plan changed its year-end from December 30 to December 31, effective December 31, 2004. The accompanying financial statements cover the 12-month period from December 31, 2003 through December 30, 2004, as well as the one-day period of December 31, 2004.

Eligibility

Participation in the Plan is voluntary. Effective April 1, 2003, regular full-time salaried employees are eligible to participate in the Plan immediately. Previously, employees were eligible to participate in the Plan beginning on the first day of the second month following their date of hire, with certain exceptions. Supplemental employees can participate after satisfying a 1,000-hour requirement in a 12-month period.

Contributions

Participants are allowed to contribute on a pre-tax and/or after-tax basis. Under the Plan, and subject to limitations imposed by the Internal Revenue Code of 1986, as amended (the “Code”), participants may elect to contribute up to 40 percent (50 percent, beginning April 1, 2004) of their eligible wages. Participants who have attained the age of 50 are eligible to make additional pre-tax catch-up contributions. Pre-tax and applicable catch up contributions are excluded from participants’ taxable income.

Visteon suspended employer matching contributions, effective January 1, 2002. All employer matching contributions were made initially to the Visteon Stock Fund and became participant-directed upon vesting.

VISTEON INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31 and 30, 2004 and December 30, 2003

NOTE A — DESCRIPTION OF THE PLAN (CONTINUED)

Contributions (continued)

Through May 31, 2004, participants could also elect to contribute their benefits under the Flexible Compensation Account program (“Flex Dollar”) to the Plan. Flex Dollar contributions were not eligible for employer matching contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) employer matching contributions from previous periods, (b) Plan earnings, and (c) certain fund expenses. Allocations are based on participant earnings or account balances. Under the Plan, certain funds will charge fees on short-term transfers, which are paid from the participant’s account. The benefit to which a participant is entitled is determined from the participant’s vested account.

Benefits

Distributions of benefits shall be made upon the occurrence of any one of the following:

•	In-service withdrawal of the participant beyond age 59½

•	Death of the participant

•	Hardship withdrawal

•	Termination of employment for any reason

Benefits due upon death are paid in a lump-sum and are based on the vested balances in the participants’ accounts. Benefits due upon termination or withdrawal are paid in a lump-sum or through installments payable monthly, quarterly, semi-annually, or annually and are based on vested balances in the participants’ accounts. In addition, terminated participants with benefits due in excess of $5,000 may defer such benefits until age 70½.

Vesting

Participants are immediately 100 percent vested in their contributions and actual earnings thereon, regardless of length of service. Effective January 1, 2002, all participants became 100 percent vested in their employer matching contributions, if employed as of December 31, 2001.

VISTEON INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31 and 30, 2004 and December 30, 2003

NOTE A — DESCRIPTION OF THE PLAN (CONTINUED)

Investment Options

Upon enrollment in the Plan, a participant may direct contributions in any of several investment options, including the Visteon Stock Fund and the Common Stock Fund. The other investment options are offered by Fidelity Management Trust Company (“Fidelity”), who is the Plan’s trustee and investment advisor.

Transfers of Assets

The Plan permits the transfer of assets among investment options, with certain restrictions related to transfers to the T. Rowe Price Funds and the Visteon Stock Fund. Transfers of employer matching contributions from the Visteon Stock Fund are permitted.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000. The maximum amount which may be borrowed is 50 percent of their vested account balances, up to $50,000. Loans incur an interest rate equal to the annual prime rate, as published by the Wall Street Journal. Repayment of any loan is made through employee payroll deductions not less frequently than once per calendar quarter; beginning on January 1, 2004, participants may also make additional payments on loans. Effective February 1, 2004, a participant who is placed on a leave of absence may also apply for a loan.

Forfeitures

The Plan permits Visteon to use assets forfeited by participants to pay Plan administrative expenses. To the extent that forfeited assets are not available to pay certain administrative expenses, Visteon pays such expenses. As of December 31, 2004, December 30, 2004, and December 30, 2003, forfeited nonvested amounts available to offset future administrative expenses totaled approximately $-0-, $7,000, and $27,000, respectively.

Administration

The Plan administrator is responsible for general administration of the Plan for the exclusive benefit of the Plan’s participants and their beneficiaries, subject to the specific terms of the Plan. Assets of the Plan and related investments are administered by Fidelity. It is Fidelity’s responsibility to invest Plan assets and distribute benefits to participants. Fidelity is also responsible for daily administration of Plan activity. Fidelity Employer Services Company is responsible for payroll administration.

VISTEON INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31 and 30, 2004 and December 30, 2003

NOTE A — DESCRIPTION OF THE PLAN (CONTINUED)

Dividends

Effective January 1, 2004, dividends that are distributed from the Visteon Stock Fund are automatically reinvested in the fund unless the participant elects to receive such dividends in cash.

Employee Stock Ownership Plan

The Plan operates, in part, as an employee stock ownership plan (“ESOP”) and is designed to comply with Code section 4975(e)(7), and the regulations thereunder, and is subject to the applicable provisions of ERISA. Visteon contributed its employer matching contributions in Visteon stock to the ESOP.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Master Trust Participation

The Plan participates in the Visteon Corporation Master Trust (the “Master Trust”). See Note E for details of the Plan’s participation in the Master Trust, as well as the valuation of the investments in the Master Trust.

Investments

Participant loans receivable are valued at cost, which approximates fair value.

Purchases and sales of Plan and Master Trust investment account securities are reflected on a trade-date basis. Gains and losses on sales of securities are based on average costs. Dividend income of the investment accounts is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Contributions

Employee and employer contributions are recorded in the period that payroll deductions are made from participants.

VISTEON INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31 and 30, 2004 and December 30, 2003

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Payment of Benefits

Plan benefits are recorded when paid.

Administrative Expenses

Effective February 1, 2004, brokerage fees associated with exchanges into and out of the Visteon Stock Fund, as well as management fees for the Common Stock Fund and the BGI Bond Index Fund, are paid from the respective fund assets. Other expenses of administering the Plan are paid either out of forfeited assets or by Visteon and are not charged to the participants’ accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Master Trust invests in various securities, including registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

NOTE C — INCOME TAX STATUS

The Plan obtained its latest determination letter on January 28, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

VISTEON INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31 and 30, 2004 and December 30, 2003

NOTE D — PLAN TERMINATION

Although it has expressed no intention to do so, Visteon has the right to terminate the Plan, subject to the requirements of ERISA. In the event the Plan is terminated, the net assets available to provide benefits would be distributed to the participants in proportion to their respective account balances after payment of expenses properly charged against the Plan.

Termination of the Plan would not affect the rights of a participant as to: (a) the continuance of investment, distribution, or withdrawal of the securities, cash, and cash value of the Visteon Stock Fund units in the account of the participant as of the effective date of such termination, or (b) continuance of vesting of such securities and cash attributable to employer matching contributions or earnings thereon.

NOTE E — MASTER TRUST INVESTMENTS

The Master Trust combines, for investment purposes, assets of the Visteon Investment Plan and the Visteon 401(k) Savings Plan (collectively, the “Plans”). The assets of the Master Trust are held in separate trust accounts.

The Plans hold units of the investment accounts, and each unit represents an equal undivided interest in the assets of that investment account. Investment income and administrative expenses relating to the Master Trust are allocated to the individual Plans based upon each Plan’s units as a percentage of the total units of the Master Trust as of the valuation date. The percentage of assets held by each of the Plans also may change by the purchase or sale of assets at each monthly valuation date.

Estimated fair value amounts have been determined using available market information and various valuation methods, depending on the type of instrument. In evaluating the fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

The units of the investment accounts are valued at the end of each month based on the fair value of the underlying assets as determined by Fidelity at those dates.

Investments in Visteon common stock and registered investment companies are valued at quoted market prices existing on the regular monthly valuation dates. Interests in common and commingled trust funds are valued at unit values based on the fair value of the underlying investments, estimated as determined by Fidelity.

VISTEON INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31 and 30, 2004 and December 30, 2003

NOTE E — MASTER TRUST INVESTMENTS (CONTINUED)

The Plan’s investments and, therefore, the Master Trust’s investments are directed by participants based on their elections.

The investment accounts of the Master Trust as of December 31, 2004, December 30, 2004, and December 30, 2003 are summarized as follows:

		December 30
	December
	31, 2004	2004	2003
		(in thousands)
Investments at Fair Value as Determined by Quoted Market Price:
Registered investment companies	$288,629	$288,962	$209,273
Common stock	43,895	43,597	55,297
Investments at Estimated Fair Value:
Common and commingled trust funds	107,615	107,447	98,306

NET ASSETS OF INVESTMENT ACCOUNTS	$440,139	$440,006	$362,876

Plan’s Approximate Percentage Interest in Investment Accounts	99.62%	99.62%	99.58%

Net investment income in the Master Trust for the one-day period of December 31, 2004 and the year ended December 30, 2004 is as follows:

	December	December
	31, 2004	30, 2004
	(in thousands)
Interest and dividend income	$298	$10,002

VISTEON INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31 and 30, 2004 and December 30, 2003

NOTE E — MASTER TRUST INVESTMENTS (CONTINUED)

NOTE E — MASTER TRUST INVESTMENTS (CONTINUED)

Net appreciation (depreciation) of Master Trust assets by type of investment during the one-day period of December 31, 2004 and the year ended December 30, 2004 is as follows:

	December	December
	31, 2004	30, 2004
	(in thousands)
Investments at Fair Value as Determined by Quoted Market Price:
Registered investment companies	$(249)	$25,497
Common stock	155	(1,822)
Investments at Estimated Fair Value:
Common and commingled trust funds	12	3,254

NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS	$(82)	$26,929

NOTE F — PARTY-IN-INTEREST TRANSACTIONS

Certain Master Trust investments are shares of registered investment companies and units of collective trusts managed by Fidelity Management and Research Company; Fidelity Management Trust Company is the Plan’s trustee and investment advisor. Therefore, these transactions qualify as party-in-interest transactions. Also, certain administrative expenses and investment management service fees are paid by Visteon.

NOTE G — SUBSEQUENT EVENT

Three lawsuits have been brought against Visteon, several of its current and former officers and directors, and former fiduciaries of the Plans seeking relief for the benefit of the Plans. The lawsuits each allege that the defendants breached their fiduciary duties to the participants and beneficiaries during periods beginning July 1, 2000 and September 18, 2001 through the present with regard to the Plans’ holdings of Visteon stock by, among other things, continuing to offer Visteon stock as an investment option. The plaintiffs in all three suits seek restoration of losses allegedly sustained by the Plans as a result of the alleged breaches. The lawsuits have not yet been certified as class actions. The defendants expect to vigorously contest the allegations. However, it is not yet possible to predict, with any degree of certainty, the outcome of the litigation, or to estimate the amount or range of any potential monetary relief that may be payable to the Plans.

SUPPLEMENTAL SCHEDULES

VISTEON INVESTMENT PLAN
(Federal Employer Identification Number: 38-3519512; Plan Number: 002)

SCHEDULES OF ASSETS HELD FOR INVESTMENT PURPOSES
(Form 5500, Schedule H, Item 4i)

December 31 and 30, 2004

			DECEMBER 31, 2004		DECEMBER 30, 2004
DESCRIPTION OF INVESTMENT
	IDENTITY OF ISSUE,	(INCLUDING MATURITY DATE,
PARTY-IN-	BORROWER, LESSOR,	RATE OF INTEREST, COLLATERAL,		CURRENT		CURRENT
INTEREST	OR SIMILAR PARTY	AND PAR OR MATURITY VALUE)	COST	VALUE	COST	VALUE
*	Plan participants	Loans receivable; interest rates
ranged from 4.0 percent to
10.5 percent during 2004,
		maturing through 2014	$-0-	$10,077,737	$-0-	$10,082,371

There were no investment assets reportable as acquired and disposed of during the one-day period of December 31, 2004 or the year ended December 30, 2004. This schedule does not include investment assets held by the Visteon Corporation Master Trust.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VISTEON INVESTMENT PLAN (Name of Plan)

June 28, 2005

/s/ Robert H. Marcin

Robert H. Marcin Chair of the Visteon Investment Plan
Administrative Committee

VISTEON INVESTMENT PLAN

CONTENTS

EXHIBITS:

Exhibit 23 — Consents of Independent Registered Public Accounting Firms